May 11, 2016

Via EDGAR and by hand

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Daniel F. Duchovny,
Special Counsel,
Office of Mergers & Acquisitions

Re:	Ruckus Wireless, Inc.
Schedule 14D-9 filed April 29, 2016
SEC File No. 005-87216

Dear Mr. Duchovny:

On behalf of Ruckus Wireless, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 6, 2016 with respect to the above-referenced Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on April 29, 2016 (the “Schedule 14D-9”).

This letter and Amendment No. 1 to the Schedule 14D-9 (“Amendment No. 1”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter and Amendment No. 1.

Daniel F. Duchovny United States Securities and Exchange Commission	- 2 -

For the convenience of the Staff, each of the Staff’s comments is reproduced in its entirety and is followed by the corresponding response of the Company. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in the Schedule 14D-9.

Treatment of Equity and Equity-Based Awards, page 5

1.	To the extent not disclosed under Item 8 of your Schedule 14D-9, revise your disclosure to disclose the amount of consideration (whether cash proceeds or new securities) to be received by each director and officer in consideration for stock options and RSUs.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements or Arrangements with Executive Officers and Directors of the Company—Quantification of Payments for Equity-Based Awards” to include the estimated amount that would be payable to each of the Company’s six non-employee directors upon settlement of their unvested stock options and their unvested RSUs if the Effective Time of the Merger occurred on May 26, 2016. The Company respectfully informs the Staff that the disclosure of estimates of the amounts that would be payable to each of the Company’s named executive officers and directors upon settlement of their vested stock options and RSUs is included in the amounts set forth in the table on page 6 of the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreement—Agreements or Arrangements with Executive Officers and Directors of the Company—Consideration for Shares.” The Company has revised the disclosure set forth on page 6 to further clarify the amounts reported in the Consideration for Shares table. The disclosure of estimates of the amounts that would be payable to each of the Company’s named executive officers upon settlement of their unvested Company equity-based awards is set forth on page 55 of the Schedule 14D-9 under the heading “Item 8. Additional Information—Golden Parachute Compensation.”

Daniel F. Duchovny United States Securities and Exchange Commission	- 3 -

Certain Financial Forecasts, page 43

2.	We note that the projected financial information included in this section has not been prepared in accordance with GAAP. Revise your disclosure to provide the reconciliation required under Rule 100(a) of Regulation G.

Response:

The non-GAAP financial measures included under the section captioned “Item 4. The Solicitation or Recommendation—Certain Financial Forecasts—Financial Forecasts of the Company” constitute forward-looking information, and the Company believes that a quantitative reconciliation of such forward-looking information to the most comparable financial measure calculated and presented in accordance with GAAP cannot be made available without unreasonable efforts as described further below. Accordingly, the Company respectfully submits that reconciliation would not be required under Rule 100(a)(2) of Regulation G.

The Company notes that certain information required to calculate and reconcile these non-GAAP financial measures (Adjusted EBITDA, Adjusted EBITDA Margin, Non-GAAP EPS and Non-GAAP EPS Growth) to the most comparable GAAP financial measure is not ascertainable due to the difficulty in making forecasts and projections through 2018 of the components to the reconciliation that are not inherently misleading because of the combination of the variability and volatility of such components, and the uncertainty of future events. More specifically, in order to calculate the most comparable GAAP financial measure, the Company would need to quantify its stock-based compensation, employer payroll tax associated with stock-based compensation and income tax expense or benefit. Quantifying stock-based compensation for future periods would require the Company to speculate about its future outstanding equity awards, which is contingent upon future levels of hiring, the types of personnel hired, the type and amount of equity compensation awards that would be necessary for such hiring, the vesting and timing of such awards and the price at which the Company’s stock will trade in those future periods. It would also require the Company to speculate regarding the various inputs to the calculation of the stock-based compensation charge for each of those awards under Accounting Standards Codification Topic 718, “Compensation—Stock Compensation” (“ASC 718”), including speculation regarding the then-current share price of the Company’s stock and the factors pertinent to the Black-Scholes-Merton pricing model such as, among other inputs, assumptions as to volatility of the Company’s share price over the term of the awards, the expected term of the awards, the risk-free interest rate and the award forfeiture rate, in order to determine the fair value of the awards on the grant dates and amortize that expense over the respective vesting periods. In addition, it would require similar speculation regarding future participation in the Company’s Employee Stock Purchase Plan (which is similarly accounted for under ASC 718)

Daniel F. Duchovny United States Securities and Exchange Commission	- 4 -

and regarding whether there would be future acquisitions of intangibles that would be amortized. It would also require the Company to speculate regarding the amount and timing of employee equity award exercises to estimate employer payroll tax associated with stock-based compensation. Any reconciliation to GAAP would also require substantial work to quantify the GAAP tax expense or benefit in future periods. The Company cannot reasonably predict such contingencies and inputs with any degree of accuracy. Moreover, the Company would need to make assumptions and estimates with respect to, among other things, future tax credits, future corporate tax rates, and amount and timing of foreign income, which are all inherently uncertain.

Consequently, the Company respectfully submits that reconciliation to GAAP for such forward-looking information is not required in accordance with Rule 100(a)(2) of Regulation G.

Parent has also advised the Company that the non-GAAP financial measures included under the section captioned “Item 4. The Solicitation or Recommendation—Certain Financial Forecasts—Financial Forecasts for Parent” (Adjusted EBITDA, Adjusted EBITDA Margin, Non-GAAP EPS and Non-GAAP EPS Growth) constitute forward-looking information, and that Parent believes that a quantitative reconciliation of such forward-looking information to the most comparable financial measure calculated and presented in accordance with GAAP cannot be made available without unreasonable efforts for substantially the same reasons as described above with respect to the Company. Accordingly, Parent has advised the Company that it does not believe a reconciliation is required under Rule 100(a)(2) of Regulation G.

*    *    *

The Company has provided the acknowledgments requested by the Staff in a separate letter.

If you have any additional questions or require any additional information with respect to the Schedule 14D-9, Amendment No. 1 or this letter, please do not hesitate to contact me at (212) 558-4370 or korrya@sullcrom.com or Sarah Payne at (650) 461-5669 or paynesa@sullcrom.com.

Sincerely,

/s/ Alexandra D. Korry

Alexandra D. Korry

(Enclosure)

cc:	Scott Maples

(Ruckus Wireless, Inc.)

Sarah P. Payne

(Sullivan & Cromwell LLP)